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2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Announces Filing of a Technical Report for the Inkai Operation

Saskatoon, Saskatchewan, Canada, January 25, 2018  .  .  .  .  .  .  .  .  .  .  .  .  .

Cameco (TSX: CCO; NYSE: CCJ) announced today that it filed a technical report under Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects titled “Inkai Operation, South Kazakhstan Oblast, Republic of Kazakhstan.” The technical report is dated January 25, 2018, with an effective date of January 1, 2018.

As outlined in the technical report, Joint Venture Inkai LLP’s (JV Inkai) 2017 production was 5.5 million pounds U3O8 (Cameco’s share 3.2 million pounds) and 2018 forecast production is 6.9 million pounds U3O8 (Cameco’s share 3.4 million pounds).

JV Inkai has the right to increase production to 10.4 million pounds U3O8 per year, subject to market conditions and the terms of the Resource Use Contract, with a projected mine life extending to mid-2045. Updated details on planned production, and mineral reserve and mineral resource estimates are included in the technical report.

The report also outlines that, over the remaining life of current mineral reserves:

•	forecast production is estimated at 229.2 million pounds U3O8 (Cameco’s share 92.6 million pounds);

•	cash operating costs are estimated to be $9.55 Cdn per pound U3O8 (with a currency exchange rate assumption of 265 Kazakhstan Tenge to $1.00 Cdn); and

•	capital costs are estimated to be $1.064 billion Cdn (100% basis with a currency exchange rate assumption of 265 Kazakhstan Tenge to $1.00 Cdn).

Due to the restructuring of JV Inkai on January 1, 2018, Cameco’s ownership interest is now 40% and Kazatomprom’s ownership interest is now 60%. With this change, Cameco will equity account for its interest in JV Inkai in its 2018 financial results.

Cameco’s 2017 annual results, 2017 production and 2018 plans will be released before markets open on February 9, 2018.

The technical report is posted on our website at cameco.com. Shareholders may obtain paper copies of the technical report free of charge by contacting:

Cameco Investor Relations

2121 – 11th Street West

Saskatoon, SK S7M 1J3

Phone: (306) 956-6340

Profile

Cameco is one of the world’s largest uranium producers, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

Qualified Persons

The technical and scientific information discussed in this news release was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

•	Darryl Clark, PhD, P. Geo., President, Cameco Kazakhstan LLP

•	Alain G. Mainville, P. Geo., Director, Mineral Resources Management, Cameco Corporation

•	Stuart B. Soliz, P. Geo., Principal Geologist, Power Resources, Inc. (operating as Cameco Resources)

•	Robert J. Sumner, PhD, P. Eng., Principal Metallurgist, Technical Services, Cameco Corporation

Caution about Forward-looking Information and Statements

Certain information in this new release constitutes forward-looking information or forward looking statements within the meaning of Canadian and United States securities laws. These include: JV Inkai’s 2018 forecast production is 6.9 million pounds U3O8 (Cameco’s share 3.4 million pounds); projected mine life extending to mid-2045; over the remaining life of the current mineral reserves, forecast production is estimated at 229.2 million pounds U3O8 (Cameco’s share 92.6 million pounds); and capital and operating cost estimates.

Forward-looking information is necessarily based upon a number of assumptions that, while considered reasonable by management, are inherently subject to significant uncertainties and contingencies. Cameco cautions the reader that such forward looking information involves known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking information. These risks, factors and assumptions include, but are not limited to: the risk that JV Inkai will be unable to achieve its 2018 and future production targets or these targets may change; the risk that Cameco is unable to enforce its rights under the May 27, 2016 implementation agreement; the risk that JV Inkai is unable to enforce its rights under the Resource Use Contract; the risk that Cameco or JV Inkai is subject to litigation or arbitration that has an adverse outcome; the risk that the cost estimates are wrong or change; risks associated with mineral reserve estimation, including that they are imprecise by nature, may change over time, and include a number of variables and assumptions that may change or prove to be incorrect; assumptions about anticipated operations and planned development and production activities and the risk that one or more of these assumptions prove to be incorrect; the risk that development and operations, including any ramp up of JV Inkai’s uranium production, are disrupted or delayed due to operating or technical difficulties, regulatory requirements, or political risk; and the risks involved in the exploration, development and mining business.

Cameco is providing this forward looking information to help you understand management’s current views regarding the filing of this technical report and it may not be appropriate for other purposes. Cameco does not undertake any obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise, except to the extent legally required.

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Investor inquiries:	Rachelle Girard	(306) 956-6403
Media inquiries:	Gord Struthers	(306) 956-6593